Filed by Petra Acquisition, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Petra Acquisition, Inc.

(Commission File No.: 000-39603)

Revelation Biosciences Inc. Engages Partnering Advisor, MedWorld Advisors, to Optimize Value of the Company’s Diagnostic Tool, REVIDTM

-REVID may have use by individuals in at-home settings for rapid monitoring of respiratory viral infections-

-Offering broad detection of various viral infections, such as SARS-CoV-2, RSV, and influenza, institutions could potentially use REVID for mass screening and pre-PCR screening at various entry points-

San Diego, CA – November 1, 2021 – Revelation Biosciences Inc. (Revelation), a clinical-stage life sciences company that is focused on the development of immunologic-based therapies and diagnostics for the prevention and treatment of disease, announced today that it has engaged MedWorld Advisors to optimize the value of Revelation’s diagnostic tool, REVIDTM.

REVID is a rapid, point-of-care immunologic diagnostic device that can be used for the detection of upper respiratory viral infection. The device may offer a broad detection of various viral infections, such as influenza A & B, Rhinovirus, RSV, and SARS-CoV-2, irrespective of their type and/or variant. As a universal screening tool, REVID is designed to facilitate both mass and at-home testing for multiple viral infections, without using any specialized instrumentation or complex sample collection. Results are based on detection of the innate immune response, which is immediately activated upon viral invasion, regardless of pathogen type.

“As we look to a future where transmission of respiratory viruses continue to increase, it’s more clear than ever that the world needs easy-to-use, dependable, and accurate diagnostic tools,” said James Rolke, Chief Executive Officer of Revelation. “The team at MedWorld Advisors has the deep experience and global network needed to optimize value for REVID, and the passion to help companies like Revelation provide solutions to the people who need it.”

David Sheppard, Managing Director and Co-founder of MedWorld Advisors added, “A diagnostic device like REVID could potentially bring a strong market position: large addressable market, cost-effective solution, reduced burden on testing infrastructure, and accuracy and reliability. Our team looks forward to helping the Revelation Biosciences team move further along the commercialization journey in order to get REVID to the global population.”

For more information on Revelation, please visit www.RevBiosciences.com.

About REVID

REVID is a point-of-care immunologic diagnostic device that can be used for detection of upper respiratory viral infection. It offers a broad application across various viral infections, such as Influenza A & B, Parainfluenza, RSV, and SARS-CoV-2, irrespective of their type and/or variant. REVID is based on detection of the innate immune response which is immediately activated upon viral invasion, regardless of pathogen type. A sample is collected via a swab from the lower nostril to detect a key cytokine that is upregulated in nasal and oral secretions at the onset of respiratory viral infection. The testing device is easy-to-use and provides accurate result in less than 15 minutes.

REVID is being developed as a universal screening tool, designed to facilitate both mass testing as well as at-home testing by individuals for a range of viral infections without using any specialized instrumentation or complex sample collection. The simplicity of use and rapidity in obtaining results allows individuals to diagnose and monitor themselves and make informed decisions regarding their healthcare treatment. The Company is on track for planned regulatory submission in second half of 2022.

About Revelation Biosciences Inc.

Revelation Biosciences, Inc. is a clinical stage life sciences company focused on the development of immunologic-based therapies for the prevention and treatment of disease. Revelation has several product candidates in development. REVTx-99, the lead therapeutic candidate, is an intranasal immunomodulator to prevent or treat infections caused by various respiratory viruses such as SARS-CoV-2 including its variants, influenza A and B, parainfluenza, rhinovirus, and RSV. REVTx-99 is also being developed for other indications such as: allergic rhinitis and chronic nasal congestion. REVTx-200 is an intranasal immunomodulator adjunct to be used in combination with an intramuscular vaccination for more complete immunity. REVTx-200 is based on the same technology used in REVTx-99. In addition to Revelation’s therapeutic pipeline, Revelation is also developing REVDx-501 (REVIDTM), a rapid home use diagnostic that can be used to detect any respiratory viral infection, regardless of virus type or strain, without the need for specialized instrumentation.

Revelation recently announced that it has entered into a definitive merger agreement (Merger Agreement) with Petra Acquisition, Inc. (NASDAQ: PAICU, PAIC, & PAICW), a special purpose acquisition company, for a business combination that will result in Revelation becoming a publicly traded company (Business Combination). The merger is expected to close in Q4 2021. After the close of the merger the combined company will be listed on NASDAQ under the ticker symbol “REVB.”

For more information on Revelation, please visit www.RevBiosciences.com.

About MedWorld Advisors, Inc.

MedWorld Advisors (MWA) is an international boutique mergers and acquisition Advisory firm based in Andover, Massachusetts, USA. MWA specializes in helping small to medium size companies in Medical Device, MedTech, BioTech, Dental, Life Sciences, Digital Health, Medical and Dental Practice, and anything HealthCare to reach their goals.

Their M&A advisory experts create value growth for Mid-Market companies and help them take their businesses to the next stage. MWA’s advisor’s Fortune 500 experience from working on both sides of the table allows them the opportunity to best position their clients with all types of buyers on a global basis. With years of long-lasting relationships in these markets and a truly global footprint as a healthcare mergers and acquisitions firm, MWA has recently been rated as top 20 middle market M&A specialists by Axial.

About Petra Acquisition, Inc.

Petra Acquisition, Inc. (NASDAQ: PAICU, PAIC, & PAICW) is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities, with an initial focus on target businesses in the healthcare or a healthcare-related industry.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the future business and financial condition of the company post-closing and expected financial impacts of the transaction, the satisfaction of closing conditions to the transaction, the level of redemptions of Petra’s public stockholders; the market opportunities for Revelation’s product candidates; and the potential for regulatory approval for Revelation’s product candidates. These forward-looking statements are generally identified by the words “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions. Forward-looking statements are statements that are not historical facts. We caution investors that forward-looking statements are based on management’s expectations and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements, which speak only as of the date they were made. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: risks relating to the successful completion of RVL-CLR01 clinical study; the risk that we may not fully enroll our RVL-CLR01 clinical study or enrollment will take longer than expected; risks relating to the occurrence of adverse safety events and/or unexpected concerns that may arise from data or analysis from our RVL-CLR01 clinical study; the occurrence of any event, change, or other circumstances that could give rise to an amendment or termination of the Merger Agreement and the proposed transaction contemplated thereby; the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of Petra or Revelation or other conditions to closing in the Merger Agreement; the inability to project with any certainty the amount of cash proceeds remaining in the Petra trust account at the closing of the transaction; the uncertainty relative to the cash made available to Revelation at the closing should any material redemption requests be made by the Petra stockholders (since the sources of cash projected in this press release assume that no redemptions will be requested by Petra stockholders); the inability of the company post-closing to obtain or maintain the listing of its securities on Nasdaq following the Business Combination; the amount of costs related to the Business Combination; Revelation’s ability to yield sufficient cash proceeds from the transaction to support its short-term operations and research and development efforts since the Merger Agreement requires no minimum level of funding in the trust fund to close the transaction; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; changes in applicable laws or regulations; the ability of Revelation to meet its post-closing financial and strategic goals, due to, among other things, competition; the ability of the company post-closing to grow and manage growth profitability and retain its key employees; the possibility that the company post-closing may be adversely affected by other economic, business, and/or competitive factors; risks relating to the successful development of Revelation’s product candidates; the clinical utility of an increase in intranasal IP-10 levels as a biomarker of viral infections; the ability to complete planned clinical studies of REVTx-99; expected initiation of the clinical studies, the timing of clinical data; the outcome of the clinical data, including whether the results of such study is positive or whether it can be replicated; the outcome of data collected, including whether the results of such data and/or correlation can be replicated; the timing, costs, conduct, and outcome of our other clinical studies; the anticipated treatment of future clinical data by the FDA, the EMA, or other regulatory authorities, including whether such data will be sufficient for approval; the success of future development activities for REVTx-99 and expanded indications, REVTx-200, REVDx-501, or any other product candidates; potential indications for which product candidates may be developed; the potential impact that COVID-19 may have on Revelation’s suppliers, vendors, regulatory agencies, employees, and the global economy as a whole; the expected duration over which Revelation’s balances will fund its operations; and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by Petra.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Important Information and Where to Find It

In connection with the proposed Business Combination described herein, Petra has filed relevant materials with the SEC, including a Registration Statement on Form S-4, that includes a preliminary proxy statement/prospectus, and when available, will file a definitive proxy statement and final prospectus. Promptly after filing its definitive proxy statement with the SEC, Petra will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the Special Meeting relating to the transaction. INVESTORS AND STOCKHOLDERS OF PETRA ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT PETRA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PETRA, REVELATION AND THE BUSINESS COMBINATION. The definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the transaction (when they become available), and any other documents filed by Petra with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Petra and its directors and executive officers may be deemed participants in the solicitation of proxies from Petra’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Petra will be included in the proxy statement for the proposed Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the proposed Business Combination when available. Information about Petra’s directors and executive officers and their ownership of Petra common stock is set forth in Petra’s prospectus, dated October 7, 2020, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed Business Combination when it becomes available. These documents can be obtained free of charge at the SEC’s website (www.sec.gov).

Revelation and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Petra in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination.

Company Contacts

Sandra Vedrick

Vice President, Investor Relations & Human Resources

Revelation Biosciences Inc.

Email: svedrick@revbiosciences.com

and

Chester Zygmont, III

Chief Financial Officer

Revelation Biosciences Inc.

Email: czygmont@revbiosciences.com

Media contact:

Kristin Faulder

kristin@heurisay.com

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